EXHIBIT (a)(1)(L)

FOR IMMEDIATE RELEASE

     OLD MUTUAL EXTENDS TENDER OFFER FOR UNITED ASSET MANAGEMENT CORPORATION

                    NEW EXPIRATION DATE IS SEPTEMBER 25, 2000
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BOSTON (September 22, 2000) - Old Mutual plc announced today that it has extended the expiration date for its cash tender offer for all outstanding shares of common stock of United Asset Management Corporation (NYSE: UAM). The new expiration date is Monday, September 25, 2000 at 5:00 p.m. EDT.

Based upon information received from UAM, Old Mutual has determined that all conditions to the tender offer relating to the receipt of UAM client consents have been satisfied. In addition, the approval of only one regulatory agency remains to be received in order for all of the regulatory approval conditions to the tender offer to be satisfied.

As previously announced, Old Mutual has determined, based upon information received from UAM, that there will be no downward price adjustment in the tender offer if the tender offer is completed during the month of September. The potential downward adjustment will be recomputed if the tender offer is completed subsequent to September.

As of the previous expiration date of 5:00 p.m. EDT on September 21, 2000, approximately 55,161,922 shares of UAM common stock had been tendered, representing approximately 74.3% of UAM common stock on a fully-diluted basis.

The minimum tender condition will be satisfied if shares representing a majority of UAM's outstanding common stock (on a fully-diluted basis) are validly tendered prior to the expiration date. If Old Mutual acquires 90% of the then outstanding UAM common stock, Old Mutual intends to effect a "short-form" merger as promptly as practicable following the tender offer. However, if Old Mutual acquires less than 90% of the then outstanding UAM common stock by means of the tender offer or otherwise, Old Mutual will need to follow a "long-form" merger process.

Enquiries:

Old Mutual plc, London                              Tel:   +44 20 7569 0100
James Poole, Director Investor Relations

College Hill, London                                Tel:  + 44 20 7457 2020
Nicholas Williams

Old Mutual, Cape Town                               Tel:   + 27 21 509 2732
Bruce Allen, Manager, Group Media Communications

College Hill, Johannesburg                          Tel:   + 27 11 447 3030
Kim Milnes


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